November 7, 2007

Peggy Kim, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-3628

Re:	Navtech, Inc.
Schedule TO-T/13E-3 (as amended) filed October 9, 2007
SEC File No. 005-39203

Dear Ms. Kim:

Each of the persons signatory hereto (the “Filing Persons”) wish to acknowledge as follows:

1.
Each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings made with respect to the offer to purchase all outstanding shares of common stock of Navtech, Inc (the “Filings”).

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings.

3.	No Filing Person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signatures follow.]

        Sincerely,

        NV HOLDINGS, INC.

        /s/ Larisa Avner Trainor
        ______________________
        By: Larisa Avner Trainor
        Title: Authorized Representative

        CAMBRIDGE INFORMATION GROUP II, LLC

        /s/ Larisa Avner Trainor
        ______________________
        By: Larisa Avner Trainor
        Title: Vice President and Assistant Secretary

        EXTERNALIS S.A.

        /s/ Francoise Macq
        ______________________
        By: Francoise Macq
        Title: Chief Financial Officer

        ABRY MEZZANINE PARTNERS, L.P.
        By: ABRY Mezzanine Investors, L.P., its General Partner

        /s/ John Hunt
        ______________________
        By: John Hunt
        Title: Authorized Representative

        ABRY INVESTMENT PARTNERSHIP, L.P.
        By: ABRY Investment GP, L.P., its general partner

        /s/ John Hunt
        ______________________
        By: John Hunt
        Title: Authorized Representative

        /s/ Andrew M. Snyder
        _______________________
        Andrew M. Snyder

        /s/ Francoise Macqu
        _______________________
        Francoise Macq

        /s/ John Hunt
        _______________________
        John Hunt

        /s/ Michael Jakobowski
        _______________________
        Michael Jakobowski